BINGHAM McCUTCHEN
Bingham McCutchen LLP
One Federal Street
Boston, MA
02110-1726
T 617.951.8000
F 617.951.8736
October 16, 2009
VIA EDGAR
Houghton R. Hallock, Jr.
Jeffrey Long
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Transamerica Partners Funds Group II (the “Registrant”)
Registration Statement on Form N-14
Dear Messrs. Hallock and Long:
          On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registrant’s Registration Statement on Form N-14 relating to the proposed reorganization of certain series of the Registrant into corresponding series of the Registrant, as set forth on Appendix A. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2009. The Staff’s comments were conveyed to the Registrant and to us, as representatives of the Registrant, by telephone on October 13, 2009.
          Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.
Comment 1. The Staff requested that, consistent with the current practice of the Staff, the Registrant should furnish a “Tandy” letter.
          Response: In response to the Staff’s request, a letter from the Registrant to the Commission containing certain acknowledgements requested by the Staff accompanies this letter as Exhibit A.
Comment 2. The Staff requested that the Registrant file a response letter including both the Staff’s comments and the Registrant’s responses thereto.
          Response: This letter is being filed in response to the Staff’s request.
Comment 3. The Staff requested that the Registrant provide additional information concerning the costs associated with the reorganizations and discuss in more detail how the expenses of the reorganizations are being allocated between Transamerica Asset Management, Inc., on the one hand, and the target funds and destination funds, on the other.
          Response: The disclosure has been supplemented as requested by the Staff.
Comment 4. The Staff requested that (a) where no securities of a target fund must be sold in order for the investment portfolio of the target fund to comply with the investment restrictions of the corresponding destination fund, the Registrant add a footnote to the Schedule of Investment relating to such target fund indicating that, as of the date of the Schedule of Investments, all securities held by the target fund would comply with the investment restrictions of the destination fund, and (b) where a security of a target fund must be sold because it does not comply with the investment restrictions of the corresponding destination fund, the Registrant tick mark such security in the Schedule of Investments relating to such target fund.
          Response: The disclosure has been revised consistent with the Staff’s comment.
Comment 5. The Staff requested that each Capitalization table and Statement of Assets and Liabilities be adjusted to reflect the reorganization costs to be borne by the applicable funds.
          Response: The disclosure has been revised consistent with the Staff’s comment.
Comment 6. The Staff requested that the Registrant include disclosure relating to Financial Accounting Standards Board Statement 157 fair value measurement standards in the Notes to the Pro Forma Financial Statements.
          Response: The disclosure has been added consistent with the Staff’s comment.
          Please call the undersigned at (617) 951-8567 with any questions.

Sincerely,
/s/ Paul B. Raymond

Paul B. Raymond

Appendix A

Target Series of the Registrant	Destination Series of the Registrant

Transamerica Partners Institutional Value	Transamerica Partners Institutional Large Value
Transamerica Partners Institutional Growth	Transamerica Partners Institutional Large Growth
Transamerica Partners Institutional Total Return Bond	Transamerica Partners Institutional Core Bond

Exhibit A
TRANSAMERICA ASSET MANAGEMENT GROUP
570 Carillon Parkway
St. Petersburg, Florida 33716
October 16, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re:      Transamerica Partners Funds Group II (the “Registrant”)
Ladies and Gentlemen:
          In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the Registration Statement on Form N-14 relating to the proposed reorganization of certain series of the Registrant into corresponding series of the Registrant, as set forth on Appendix A, filed with the Commission on September 16, 2009, the Registrant acknowledges that, with respect to the filing made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, TRANSAMERICA PARTNERS FUNDS GROUP II
By:	/s/ Timothy J. Bresnahan
	Name:	Timothy J. Bresnahan
	Title:	Assistant Secretary

Appendix A

Target Series of the Registrant	Destination Series of the Registrant

Transamerica Partners Institutional Value	Transamerica Partners Institutional Large Value
Transamerica Partners Institutional Growth	Transamerica Partners Institutional Large Growth
Transamerica Partners Institutional Total Return Bond	Transamerica Partners Institutional Core Bond